Exhibit (a)(1)(D)
Sample reminder email:
Subject: Offer to Exchange Certain Outstanding Stock Options and SARs for New SARs
Dear [Eligible Participant]:
          The Liberty Global, Inc. (“LGI”) Offer to Exchange Certain Outstanding Stock Options and Stock Appreciations Rights for New SARs (the “Exchange Offer”) will expire at 11:59 p.m., Eastern Time, on June 16, 2009 (unless extended by LGI). If you wish to participate in the Exchange Offer and tender one or more of your Eligible Awards, you must make your election by logging into the Exchange Offer Website at https://libertyglobal.equitybenefits.com. For more information about the Exchange Offer, please refer to the documents posted within the Exchange Offer Website, and filed with the Securities and Exchange Commission (“SEC”) and available on their website at www.sec.gov.
          Your election to participate in the Exchange Offer must be submitted by 11:59 p.m., Eastern Time, on June 16, 2009 (unless the offer is extended) (the “Expiration Date”).
          Your participation in the Exchange Offer is completely voluntary. Neither LGI nor any of our subsidiaries is making any recommendations as to whether you should participate in the Exchange Offer. The Exchange Offer Website provides links to the offering documents to assist you in making your own informed decision. You should also speak with your own personal outside advisor(s) for further advice based on your personal financial or tax situation as it relates to the Exchange Offer.
          If you have already submitted an election to the Exchange Offer Website and do not wish to withdraw or change your election, you do not need to take any further action.
          If you have previously submitted an election to the Exchange Offer Website and wish to withdraw your election, you must submit a new election through the Exchange Offer Website by clicking on the “Make an Election” link, indicating that you do not want to tender one or more of your Eligible Awards by marking the “No” box in the “Exchange Eligible Awards” column for the particular grant(s) you want to withdraw, and submitting the new election prior to the Expiration Date.
          If you choose not to participate in the Exchange Offer, you do not need to take any action. You will keep your Eligible Awards, you will not receive any New SARs under the Exchange Offer, and no changes will be made to the terms of your Eligible Awards as a result of the Exchange Offer.
          Any questions about the Exchange Offer, requests for assistance, or additional copies of any offering materials, should be directed to any member of LGI’s equity administration team (John Foley, Nancy Egan, or Barbara Framsted) at 1-303-220-6600 or equity@lgi.com.